SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)


                                 CANDIE'S, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)

                                   137409 10 8
                                 (CUSIP Number)

                               Peter Schnur, Esq.
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5435
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notice and Communications)

              August 18, 1998; September 11, 1998; October 14, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


----------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

CUSIP No. 137409 10 8                  13D                     Page 2 of 5 Pages


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     NEIL COLE

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              3,289,042 (includes 2,566,958 shares issuable upon
                         exercise of options)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         72,978
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              3,289,042 (includes 2,566,958 shares issuable upon
                         exercise of options)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         72,978

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,362,020 (includes 2,566,958 shares issuable upon exercise of options)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.99%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 2 of 5 Pages

     This Amendment No. 1 amends and supplements the Schedule 13D (the "Schedule 13D"), heretofore filed by Neil Cole (the "Reporting Person") with the Securities and Exchange Commission with respect to the common stock, $.001 par value, ("Candie's Common Stock") of Candie's, Inc., a Delaware corporation (the "Company"). Except as amended hereby, there has been no change in the information contained in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

     See description set forth in Item 5 below.

Item 5. Interest in Securities of the Issuer.

     (a) - (b)

     According to the Company's Quarterly Report on Form 10-Q for the period ending October 31, 1998, there were 17,212,384 shares of Candie's Common Stock outstanding on December 14, 1998.

     As of the date of this Amendment No. 1 the Reporting Person beneficially owned 3,362,020 shares of Candie's Common Stock, representing 16.99% (calculated in accordance with the instructions to Schedule 13D) of the issued and outstanding shares of Candie's Common Stock. Said securities consist of (i) 722,084 shares owned directly by the Reporting Person; (ii) 72,978 shares owned of record by the Sweet Foundation, a charitable organization in which the Reporting Person and his wife are co-trustees; and (iii) 2,566,958 shares of Candie's Common Stock issuable upon exercise of options that are exercisable within 60 days from the date hereof. With respect to the shares described in clause (ii), the Reporting Person may be deemed to be a beneficial owner of such shares by virtue of his having the right to invest and vote such shares in his capacity as trustee.

     Except for the 72,978 shares owned of record by the Sweet Foundation, referred in this Item 5(a)-(b), the Reporting Person has the sole power to vote and dispose of all the shares of Candie's Common Stock to which this statement relates.

     (c) In connection with the August 18, 1998 merger ("Merger") of New Retail Concepts, Inc. ("NRC") into the Company, the holders of the common stock, $.01 par value (the "NRC Common Stock"), of NRC became entitled to receive
     0.405 shares of Candie's Common Stock, for each share of NRC Common Stock owned immediately prior to the Merger and the holders of options to purchase shares of NRC Common Stock became entitled to receive options to purchase 0.405 shares of Candie's Common Stock for each option to purchase


                                Page 3 of 5 Pages
     one (1) share of NRC Common Stock owned immediately prior to the Merger. In addition, all shares of Candie's Common Stock and options to purchase shares of the Candie's Common Stock owned by NRC immediately prior to the Merger were cancelled. As a result of the Merger, the shares of NRC Common Stock and options to purchase NRC Common Stock owned by the Reporting Person were converted into 692,434 shares of Candie's Common Stock and options to acquire an additional 446,125 shares of Candie's Common Stock. As a result of the foregoing, immediately after the Merger the Reporting Person owned 732,084 shares of Candie's Common Stock directly and options to purchase 1,430,000 shares of Candie's Common Stock.

     Since the date of the Merger the Company has issued to the Reporting Person the following options under the Company's 1997 Stock Option Plan and unexercised options to purchase 200,000 shares of Candie's Common Stock previously owned by the Reporting Person expired:

     Date of Grant      No. of Options      Exercise Price      Expiration Date


     9/11/98                400,000              $5.00             9/11/08
     10/14/98               650,000              $3.875            10/14/08
     12/11/98                10,000              $3.50             12/11/08


     Other than as set forth above, since the original Schedule 13-D, the Reporting Person has not acquired or disposed of any shares of Candie's Common Stock.

     (d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Candie's Common Stock owned by the Reporting Person, other than the Reporting Person's wife, as co-trustee of the Sweet Foundation, with respect to any dividends or sale proceeds issued to such charitable organization as a result of its ownership of 72,978 shares of Candie's Common Stock, which are to be deposited in the corpus of such trust.

     (e) It is inapplicable for the purposes herein to state the date on which the Reporting Person ceased to be the owner of more than five percent of the Candie's Common Stock.


                                Page 4 of 5 Pages

                                    SIGNATURE


     After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 22, 1999


                                                     /s/ Neil Cole
                                                     ---------------------------
                                                     NEIL COLE


                                Page 5 of 5 Pages